Syneron Announces CFO Appointment

YOKNEAM, ISRAEL -- 02/09/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced the appointment of David Seligman as its Chief Financial Officer.

Prior to joining Syneron, Mr. Seligman, 47, was Chief Financial Officer for several public companies traded on NASDAQ. Mr. Seligman served as CFO of RADVISION, where he took part in its very successful initial public offering, and as CFO of LanOptics. In his most recent position, Mr. Seligman served as CFO of NUR Macroprinters where he took part in designing and implementing the financial initiatives which contributed to the company's turnaround. Mr. Seligman has also held several other financial positions in hi-tech companies in the US and Israel. Mr. Seligman has a B.A. in Political Science and Geography and an M.B.A. in Accounting and Finance from Tel Aviv University.

David Schlachet commented: "David's highly respected credibility within the financial community and his strong business background makes him well-suited to become part of Syneron's senior management. We look forward to the contributions he will make as he joins Syneron and leads our financial team worldwide."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elos™, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Contact:
Syneron Medical Ltd
Judith Kleinman
VP Investor Relations
Tel: +972 (4) 909 6282
email: ir@syneron.com